SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2018

Commission files number 333-162702. Plan Administrator 23-1099050.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 7/1/2019 R. DeOliveira

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-162702 on Form S-8 of our report dated June 28, 2019, relating to the financial statements and supplemental schedule of GSK 401(k) Plan appearing in this Annual Report on Form 11-K of GSK 401(k) Plan for the year ended December 31, 2018.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 28, 2019

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-162702) of GlaxoSmithKline plc of our report dated June 14, 2018 relating to the financial statements of GSK Puerto Rico 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 21, 2019

GSK 401(k) Plan

Financial Statements as of December 31, 2018 and 2017 and for the Year Ended December 31, 2018 and Supplemental Schedule as of December 31, 2018

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.



Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA

Tel: +1 215 246 2300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
GSK 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the GSK 401(k) Plan (the "Plan") as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 28, 2019

We have served as the auditor of the Plan since 2019.



Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of GSK 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of GSK 401(k) Plan (the "Plan") as of December 31, 2017, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 14, 2018

We have served as the Plan's auditor since at least 2002. We have not determined the specific year we began serving as auditor of the Plan.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets		
Investments at fair value	$ 5,866,547,127	$ 6,410,200,112
Fully benefit responsive investment contracts at contract value	351,314,982	345,751,328
Total investments	6,217,862,109	6,755,951,440
Receivables		
Employer contributions	4,004,064	4,019,211
Participant contributions	7,012,637	6,944,566
Dividends and interest	7,476,163	7,124,828
Receivables for securities sold	3,972,983	377,812
Participants loans receivable	44,375,839	47,129,157
Total receivables	66,841,686	65,595,574
Total assets	6,284,703,795	6,821,547,014
Liabilities		
Accrued management fees	3,665,807	1,550,704
Payables for securities purchased	2,229,578	330,968
Total liabilities	5,895,385	1,881,672
Net assets available for benefits	$ 6,278,808,410	$ 6,819,665,342

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

	2018
Additions to net assets attributed to	
Investment income	
Dividends and Interest	$ 47,275,930
Net depreciation in fair value of investments	(371,339,526)
Total investment income	(324,063,596)
Contributions	
Participant	191,345,873
Employer	110,142,040
Total contributions	301,487,913
Net additions	(22,575,683)
Deductions from net assets attributed to	
Benefits paid to participants	510,144,846
Administrative expenses and management fees	8,136,403
Total deductions	518,281,249
Net decrease in net assets	(540,856,932)
Net assets available for benefits	
Beginning of year	6,819,665,342
End of year	$ 6,278,808,410

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC ("GSK" or the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts, representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

During the year 2018 the total amount of the employee and employer contributions was $301,487,913, rollover contributions of $12,625,970 are included in this amount.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund ("the GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account. The Plan invests in the GSK Stock Fund. The GSK Stock Fund is comprised of the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA), and GSK ADRs, which represents two ordinary shares of GlaxoSmithKline plc.

Nonparticipant -Directed Investments
If a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement Trust closest to the year that the participant turns

age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance (effective October 5, 2018); (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. Required minimum distributions begin at age 70-1/2.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the participant loans receivable. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2018 have interest rates ranging from 4.25% to 9.25% with maturity dates from 2019 to 2045. Loans outstanding at December 31, 2017 had interest rates ranging from 4.25% to 9.25% with maturity dates from 2018 to 2045. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences Plan merger in 2013 and Novartis Corporation Investment Savings Plan in 2016.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value. During the year 2018 the income attributed to interest on participant loans receivable is $123,997. Participant loans are also considered party-in-interest transactions.

Administrative Expenses

Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses and management fees in the Statement of Changes in Net Assets Available for Benefits. Those participants who elect to use Alight Financial Advisors (AFA) Professional Management to manage their 401(k) investments pay a quarterly fee in arrears to AFA for this service. These fees are deducted from participant accounts quarterly and are also included in administrative expenses and management fees. Certain administrative functions are performed by officers or employees of the Company and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the year ended December 31, 2018 the Company paid administrative expenses of $2,139,276 on behalf of the Plan.

Also, the Company paid to State Street Bank and Trust Company, the Trustee and custodian for GSK 401(k) Plan, during 2018 the amount of $445,066 for custodian fees and benefits processing.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2018.

*   Common stock: valued at the closing price reported on the active market on which the individual security is traded.

*   Common collective trust funds: valued at the net asset value (NAV) of shares held by the Plan at year end as a practical expedient.

*   Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. Synthetic guaranteed investment contracts are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The underlying assets of the synthetic contracts consist of limited partnership funds and common collective trust funds holding high-quality bond portfolios, owned by the Plan and an investment contract issued by an insurance company, designed to provide a contract value "wrapper" around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the investment contract include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which amends certain disclosure requirements of ASC 820. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The Plan is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact on the Plan's financial statements.

3.   **Synthetic Guaranteed Investment Contracts**

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic guaranteed investment contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances.

Certain events may limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the Plan) that cause a significant withdrawal from the Plan, (4) the Plan's failure to qualify under Section 401(a) of the Internal Revenue Code (IRC) or the failure of the Plan to be tax-exempt under Section 501(a) of the IRC or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan).

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or "change in control" as defined in the contract) of the investment adviser without the issuer's consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract (4) a material amendment to the agreements without consent of the issuer,(5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.

Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan's ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

There are three synthetic guaranteed investment contracts included in the Plan. These are provided by The Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Premier Life Insurance Company. The fair value of the underlying assets of these wrap contracts as of December 31, 2018 is $ 346,640,997. State Street Bank and Trust Company also qualifies as a party-in-interest.

4.   **Fair Value Measurements**

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2018			
	Level 1	Level 2	Level 3	Total
Common stock	$ 1,171,385,553	$ -	$ -	$ 1,171,385,553
Mutual funds	255,262,942	-	-	255,262,942
	1,426,648,495	-	-	1,426,648,495
Investments measured at net asset value as a practical expedient [a]	-	-	-	4,439,898,632
	$ 1,426,648,495	$ -	$ -	$ 5,866,547,127

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Common stock	$ 1,300,496,006	$ -	$ -	$ 1,300,496,006
Mutual funds	220,118,124	-	-	220,118,124
	1,520,614,130	-	-	1,520,614,130
Investments measured at net asset value as a practical expedient [a]	-	-	-	4,889,585,982
	$ 1,520,614,130	$ -	$ -	$ 6,410,200,112

(a) In accordance with ASU 2015-07, certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

For year ended December 31, 2018, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2018 and 2017, respectively.

GSK 401(k) Plan
Notes to Financial Statements
December 31, 2018 and 2017

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	1,401,781,410	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	406,062,431	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	708,045,019	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	248,115,618	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	610,832,001	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	1,026,924,107	n/a	Daily subject to frequent trading provisions	No defined period.
Pzena International Value All Country (ex-U.S.) CIT (Class 1)	38,138,046	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date.
Total December 31, 2018	**$ 4,439,898,632**			

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
State Street S&P 500 Index Non-Lending Series Fund (Class A)	1,539,917,196	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Bond Index Non-Lending Series Fund (Class A)	436,074,337	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street International Index Non-Lending Series Fund (Class A)	852,239,774	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Total Market Index Non-Lending Series Fund (Class A)	266,893,001	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
State Street US Extended Market Index Non-Lending Series Fund (Class C)	719,495,707	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I	1,030,328,993	n/a	Daily subject to frequent trading provisions	No defined period.
Pzena International Value All Country (ex-U.S.) CIT (Class 1)	44,636,974	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date.
Total December 31, 2017	$ 4,889,585,982			

5. Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions and expenses qualify as party-in-interest transactions.

During the year ended December 31, 2018, the Plan purchased $79,950,100 and sold $93,481,998 of the GSK Stock Fund, which included purchases of $15,288,590 and sales of $30,898,038 of GSK ADRs and received GSK ADRs dividends of $20,846,837.

During the year ended December 31, 2017, the Plan purchased $72,588,648 and sold $86,251,187 of the GSK Stock Fund, which included purchases of $10,725,437 and sales of $23,841,960 of GSK ADRs and received GSK ADRs dividends of $20,856,292.

The Plan holds shares in Novartis ADRs through one of the segregated investment managers. GlaxoSmithKline and Novartis entered into a joint venture agreement during 2015. During the year ended December 31, 2018, the Plan sold $2,003,500 of Novartis ADRs and received Novartis ADRs dividends of $484,073. During the year ended December 31, 2017, the Plan purchased and sold $2,705,254 and $1,482,272 of Novartis ADRs and received Novartis ADRs dividends of $326,457.

6. **Plan Termination**

   Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. **Tax Status**

   The Internal Revenue Service has determined and informed the Company by a letter dated February 16, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

8. **Reconciliation to Form 5500**

   The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$ 6,278,808,410	$ 6,819,665,342
Amounts allocated to withdrawing participants	(16,290,295)	(11,144,792)
Adjustment from contract value to fair value for fully		
benefit-responsive investment contracts	(4,673,985)	(901,363)
Net assets available for benefits per Form 5500, Schedule H	$ 6,257,844,130	$ 6,807,619,187

   The following is a reconciliation of total additions per changes in net assets available for benefits per the financial statements at December 31, 2018 to Form 5500:

	2018
Net additions per the Statement of Changes in Net Assets	
Available for Benefits per financial statements	$ (22,575,683)
2018 Adjustment from contract value to fair value for fully	
benefit-responsive investment contracts	(4,673,985)
2017 Adjustment from contract value to fair value for fully	901,363
benefit-responsive investment contracts	
Total income per Form 5500, Schedule H	$ (26,348,305)

   The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018 to Form 5500:

	2018
Benefits paid to participants per the financial statements	$ 510,144,846
Amounts allocated to withdrawing participants at December 31, 2018	16,290,295
Amounts allocated to withdrawing participants at December 31, 2017	(11,144,792)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 515,290,349

9.   **Risks and Uncertainties**

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Included in investments at December 31, 2018 and 2017, are shares of GSK's common stock of $376,941,191 and $362,828,731 respectively. This investment represents 6.0 percent and 5.3 percent of net assets available for benefits at December 31, 2018 and 2017, respectively. A significant decline in the market value of GSK's stock would affect the net assets available for benefits. There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits.

10.   **Subsequent Events**

On March 21, 2019, the GSK 401(k) Plan was amended to include the Stiefel Laboratories, Inc. Retirement Savings Plan (The Stiefel RSP). At that date, participant records and investments for the Stiefel RSP were merged into the GSK 401(k) Plan.

Subsequent events were evaluated through June 28, 2019, the date the financial statements were issued.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issuer, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	BlackRock T-Fund (Institutional Share Class)	Mutual fund	**	162,266,804
	Metropolitan West Total Return Bond Fund (P Share Class)	Mutual fund	**	45,821,194
*	State Street Institutional Treasury Money Market Fund (Premier Share Class)	Mutual fund ***	**	67,264,020
				275,352,018
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	1,401,781,410
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	406,062,431
*	State Street US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust	**	248,115,618
*	State Street International Index Non-Lending Series Fund (Class A)	Common collective trust	**	708,045,019
*	State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	610,832,001
	Vanguard Target Retirement Income Trust I	Common collective trust	**	59,174,974
	Vanguard Target Retirement 2015 Trust I	Common collective trust	**	29,197,499
	Vanguard Target Retirement 2020 Trust I	Common collective trust	**	158,634,282
	Vanguard Target Retirement 2025 Trust I	Common collective trust	**	150,533,523
	Vanguard Target Retirement 2030 Trust I	Common collective trust	**	195,251,278
	Vanguard Target Retirement 2035 Trust I	Common collective trust	**	119,525,735
	Vanguard Target Retirement 2040 Trust I	Common collective trust	**	147,236,030
	Vanguard Target Retirement 2045 Trust I	Common collective trust	**	78,712,648
	Vanguard Target Retirement 2050 Trust I	Common collective trust	**	43,897,536
	Vanguard Target Retirement 2055 Trust I	Common collective trust	**	20,278,156
	Vanguard Target Retirement 2060 Trust I	Common collective trust	**	24,482,446
	Pzena International Value All Country (ex-U.S.) CIT (Class 1)	Common collective trust	**	38,138,046
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust ***	**	161,406,511
				4,601,305,143

ACTUANT CORP A	Common stock	**	4,565,681
ADTALEM GLOBAL EDUCATION INC	Common stock	**	3,678,657
AEGON N.V. NY REG SHR	Common stock	**	2,340,345
ALNYLAM PHARMACEUTICALS INC	Common stock	**	1,509,237
ALPHABET INC CL A	Common stock	**	522,480
ALPHABET INC CL C	Common stock	**	14,291,418
AMERICAN EXPRESS CO	Common stock	**	11,352,612
AMERICAN FINANCIAL GROUP INC	Common stock	**	5,475,979
AMERICAN WATER WORKS CO INC	Common stock	**	6,551,325
ANADARKO PETROLEUM CORP	Common stock	**	8,614,560
APACHE CORP	Common stock	**	6,176,625
APERGY CORP	Common stock	**	4,991,141
ASSOCIATED BANC CORP	Common stock	**	10,702,966
ASTRAZENECA PLC SPONS ADR	Common stock	**	9,324,090
AT+T INC	Common stock	**	3,158,636
BAKER HUGHES A GE CO	Common stock	**	5,643,750
BALL CORP	Common stock	**	790,856
BANK OF AMERICA CORP	Common stock	**	12,408,704
BANK OF NEW YORK MELLON CORP	Common stock	**	10,920,240
BB+T CORP	Common stock	**	3,721,188
BIO RAD LABORATORIES A	Common stock	**	10,277,361
BLACK HILLS CORP	Common stock	**	6,774,590
BLACK KNIGHT INC	Common stock	**	4,029,400
BOOKING HOLDINGS INC	Common stock	**	6,889,680
BRIGHTHOUSE FINANCIAL INC	Common stock	**	1,065,947
BRISTOL MYERS SQUIBB CO	Common stock	**	9,886,596
CALLON PETROLEUM CO	Common stock	**	6,681,896
CAPITAL ONE FINANCIAL CORP	Common stock	**	12,260,698
CARBONITE INC	Common stock	**	6,867,108
CARLISLE COS INC	Common stock	**	13,868,643
CELANESE CORP	Common stock	**	4,219,593
CHARTER COMMUNICATIONS INC A	Common stock	**	14,869,165
CIGNA CORP	Common stock	**	11,276,500
CISCO SYSTEMS INC	Common stock	**	6,854,806
CLEAN HARBORS INC	Common stock	**	6,155,031
COMCAST CORP CLASS A	Common stock	**	19,592,370
COMMVAULT SYSTEMS INC	Common stock	**	9,115,696
CONCHO RESOURCES INC	Common stock	**	2,086,637
COOPER COS INC/THE	Common stock	**	8,461,107
CORPORATE OFFICE PROPERTIES	Common stock	**	6,910,353
CREE INC	Common stock	**	8,428,001
CURTISS WRIGHT CORP	Common stock	**	5,352,313
CVS HEALTH CORP	Common stock	**	4,396,392
DANAHER CORP	Common stock	**	2,516,128
DELL TECHNOLOGIES C	Common stock	**	692,732

DIAMONDBACK ENERGY INC	Common stock	**	6,208,026
DISH NETWORK CORP A	Common stock	**	2,129,941
ELI LILLY + CO	Common stock	**	8,158,260
EMPIRE STATE REALTY TRUST A	Common stock	**	7,036,735
EQUITY COMMONWEALTH	Common stock	**	9,713,487
FEDEX CORP	Common stock	**	11,212,435
FLIR SYSTEMS INC	Common stock	**	6,526,864
G III APPAREL GROUP LTD	Common stock	**	7,630,788
GAP INC/THE	Common stock	**	958,272
GCP APPLIED TECHNOLOGIES	Common stock	**	11,532,510
GILEAD SCIENCES INC	Common stock	**	4,810,095
* GLAXOSMITHKLINE PLC SPON ADR	Common stock	**	376,941,191
GOLDMAN SACHS GROUP INC	Common stock	**	7,600,775
HALLIBURTON CO	Common stock	**	3,609,564
HANCOCK WHITNEY CORP	Common stock	**	10,830,828
HANOVER INSURANCE GROUP INC/	Common stock	**	9,351,525
HARLEY DAVIDSON INC	Common stock	**	1,419,392
HEWLETT PACKARD ENTERPRISE	Common stock	**	8,324,889
HP INC	Common stock	**	7,629,145
INCYTE CORP	Common stock	**	1,004,722
JOHNSON CONTROLS INTERNATION	Common stock	**	8,990,384
JPMORGAN CHASE + CO	Common stock	**	11,577,732
JUNIPER NETWORKS INC	Common stock	**	4,405,167
KEYCORP	Common stock	**	6,694,305
LUMENTUM HOLDINGS INC	Common stock	**	6,401,610
MATTEL INC	Common stock	**	1,736,262
MAXIM INTEGRATED PRODUCTS	Common stock	**	2,130,615
MEDTRONIC PLC	Common stock	**	2,328,576
METLIFE INC	Common stock	**	9,078,366
MICRO FOCUS INTL SPN ADR	Common stock	**	2,614,474
MICROCHIP TECHNOLOGY INC	Common stock	**	5,732,024
MICROSOFT CORP	Common stock	**	14,768,278
MOLSON COORS BREWING CO B	Common stock	**	2,274,480
NATIONAL OILWELL VARCO INC	Common stock	**	2,012,310
NATUS MEDICAL INC	Common stock	**	5,242,696
NEWS CORP CLASS A	Common stock	**	688,945
NISOURCE INC	Common stock	**	11,626,651

* NOVARTIS AG SPONSORED ADR	Common stock	**	12,296,573
OCCIDENTAL PETROLEUM CORP	Common stock	**	7,611,120
OMNICELL INC	Common stock	**	4,032,042
PERFORMANCE FOOD GROUP CO	Common stock	**	10,983,288
PTC INC	Common stock	**	7,809,346
PVH CORP	Common stock	**	4,536,239
QURATE RETAIL INC	Common stock	**	4,364,672
ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	9,765,336
RPM INTERNATIONAL INC	Common stock	**	16,881,675
SANOFI ADR	Common stock	**	12,988,272
SCHLUMBERGER LTD	Common stock	**	4,026,528
SCHWAB (CHARLES) CORP	Common stock	**	14,410,910
SERVICEMASTER GLOBAL HOLDING	Common stock	**	7,481,660
SPRINT CORP	Common stock	**	2,471,172
SPX FLOW INC	Common stock	**	5,947,232
STERIS PLC	Common stock	**	4,078,785
STIFEL FINANCIAL CORP	Common stock	**	4,440,058
SYNOPSYS INC	Common stock	**	210,600
TARGET CORP	Common stock	**	508,893
TE CONNECTIVITY LTD	Common stock	**	5,157,966
TELEDYNE TECHNOLOGIES INC	Common stock	**	7,539,626
TFS FINANCIAL CORP	Common stock	**	4,828,290
TREEHOUSE FOODS INC	Common stock	**	11,042,204
TRINET GROUP INC	Common stock	**	11,770,918
TWENTY FIRST CENTURY FOX B	Common stock	**	2,976,694
TWENTY FIRST CENTURY FOX A	Common stock	**	9,599,940
UNION PACIFIC CORP	Common stock	**	3,041,060
UNITED TECHNOLOGIES CORP	Common stock	**	6,463,336
UNITEDHEALTH GROUP INC	Common stock	**	7,025,184
VAIL RESORTS INC	Common stock	**	4,943,940
WEATHERFORD INTERNATIONAL PL	Common stock	**	111,073
WEBSTER FINANCIAL CORP	Common stock	**	8,216,643
WELLS FARGO + CO	Common stock	**	16,478,208
WR GRACE + CO	Common stock	**	9,235,395
XYLEM INC	Common stock	**	8,483,515
ZAYO GROUP HOLDINGS INC	Common stock	**	2,425,608
			1,171,385,553

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

GSAM Stable Value Term Fund 2018	Limited Partnership Funds	**	3,042,465
GSAM Stable Value Term Fund 2019	Limited Partnership Funds	**	42,551,980
GSAM Stable Value Term Fund 2020	Limited Partnership Funds	**	42,247,430
GSAM Stable Value Term Fund 2021	Limited Partnership Funds	**	41,302,662
GSAM Stable Value Term Fund 2022	Limited Partnership Funds	**	36,000,873
			165,145,410
	Total investments		6,213,188,124
* Participant loans (interest rate 4.25%-9.25%;			
maturity 2019-2045)	Participant loans	**	44,375,839

*   Denotes a party-in-interest.

**   Historical cost information is not required for participant directed investments.

***   Investments are part of the Synthetic Guaranteed Investment Contract. $20,089,076 of the State Street Institutional Treasury Money Market Fund is attributable to the Synthetic Guaranteed Investment Contract.